

Mail Stop 4561

July 11, 2016

Raul Mansueto
Chief Executive Officer
Infinity Distribution Inc.
3311 S. Rainbow Blvd., Ste. 135
Las Vegas, NV 89146

> **Re:** **Infinity Distribution Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed June 20, 2016**
> **File No. 333-206478**

Dear Mr. Mansueto:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 13, 2015 letter.

Prospectus Cover Page

1.   We reissue prior comment 3. In this regard, your response to prior comment 3 states that you removed the proceeds table from the cover page; however, it appears that the proceeds table has not been removed. Please revise or advise.

Prospectus Summary, page 3

2.   In response to prior comment 4, you revised to disclose that your business offers a variety of services designed to assist Philippine exporters. In your response, please confirm, if true, that you currently offer these services. If you do not currently offer these services,

please revise here and in your business section on page 20 to state that you do not currently offer any services.

3. As previously requested in comment 4 of our letter dated September 16, 2015, please provide us with support for your statement that you operate on a financially self-sustaining basis. Alternatively remove this statement.

4. We note the revisions made in response to prior comment 5; however, it appears several inconsistent references remain. In this regard, we note your disclosure on pages 3 and 15-17 concerning the minimum amount of proceeds needed to operate for 12 months.

Summary Financial Information, page 4

5. We note that your financial summary presents selected balance sheet items as of November 30, 2015, which is not the most recent interim period. Please update the summary information to reflect the most recent interim period.

Description of Business, page 20

6. As previously noted in comment 8 of our letter dated September 16, 2015, you refer to your company as Infinity Corp. here and in several other locations in your prospectus. However, it appears that your corporate name is Infinity Distribution Inc. Please revise.

Certain Relationships and Related Transactions, page 26

7. In response to prior comment 7, you revised page 29 to disclose that you issued convertible notes to Mr. Mansueto. Please clarify whether the indebtedness owed to Mr. Mansueto is related to the issuance of convertible notes. If so, please revise to summarize the material terms of the convertible notes and file the notes, or advise.

Security Ownership of Certain Beneficial Owners and Management, page 27

8. We reissue prior comment 8 in part. In this regard, please clarify that the 95% figure refers to the beneficial ownership of your directors and executive officers as a group. Lastly, revise to include shares underlying convertible notes that are convertible within 60 days, if any.

Part II – Information Not Required in Prospectus

Other Expenses of Issuance and Distribution, page 33

9. We reissue prior comment 9. Please complete the other expenses of issuance and distribution table.

Signatures

10.   We reissue prior comment 13. In this regard, we note that Mr. Mansueto signed the registration statement on behalf of the company. Mr. Mansueto should also sign the registration in his capacity as your chief executive officer. Additionally, be advised that Form S-1 also requires the signatures of your principal financial officer, controller or principal accounting officer and at least a majority of your board of directors. If any person occupies more than one of the specified positions, indicate each capacity in which that person signs the registration statement. See Instructions 1 and 2 to Signatures of Form S-1. Lastly, clarify that Ms. Gerona is signing the registration statement as a director.

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs for

Mark P. Shuman
Branch Chief-Legal
Office of Information Technologies
and Services

cc: Thomas C. Cook, Esq.
        The Law Offices of Thomas C. Cook